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SEC MAIL PROCESSING SECTION RECEIVED MAR 0 1 2005 WASH. D.C. 203

SEC FILE NUMBER
~~8-65354~~ 8-27345

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

GRAYSON FINANCIAL, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

157 BROAD STREET
(No. and Street)

RED BANK (City) | NEW JERSEY (State) | 07701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOSEPH HAGAN-CEO | (800) 434-2662 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RAYMOND TSE, CPA, PC
(Name - if individual, state last, first, middle name)

2526 CROPSEY AVENUE (Address) | BROOKLYN (City) | NEW YORK (State) | 11214 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)

3/21/05

GRAYSON FINANCIAL, LLC
(SEC I.D. No. 8-27345)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
FOR THE YEAR ENDED DECEMBER 31, 2004
AND
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

GRAYSON FINANCIAL, LLC

TABLE OF CONTENTS

AFFIRMATION

I, Joseph Hagan, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Grayson Financial, LLC (Company) at December 31, 2004 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Joseph Hagan, Chief Executive Officer

Sworn and subscribed to before me this 25th day of February, 2005.

Qualified in ...
Commission ... 2006

RAYMOND TSE, CPA, PC.
CERTIFIED PUBLIC ACCOUNTANTS
2526 CROPSEY AVENUE
BROOKLYN, NY 11214

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
Grayson Financial, LLC

We have audited the accompanying balance sheet of Grayson Financial, LLC as of December 31, 2004 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Grayson Financial, LLC at December 31, 2004, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Raymond Tse, CPA, PC

Brooklyn, NY
February 26, 2005

GRAYSON FINANCIAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash and cash equivalents	$	5,947
Receivable from clearing broker		169,555
Clearing deposit		75,921
Securities, at market		560
Furniture and fixtures, net of accumulated depreciation of $102,981		2,476
Total Assets	$	254,458

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued expenses	$	89,942
Payroll and commissions payable		74,139
Total Liabilities		164,081
Contingencies		-
Member's equity		90,377
Total Liabilities and Member's Equity	$	254,458

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	3,723,026
Interest		10,989
(Loss) on error account		(13,732)
Other		329,608
Total Revenues		4,049,891
Costs and Expenses:		
Salaries and related taxes		2,590,443
Lease		77,904
Insurance		98,736
Clearing expenses		382,271
Professional fees		80,106
Regulatory fees		102,478
Office		124,492
Telephone		61,075
Meals and Entertainment		27,949
Travel		11,631
Rent		175,923
Depreciation		3,388
Total Costs and Expenses		3,736,395
Net Income	$	313,496

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 313,496
Depreciation	3,388
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in receivable from clearing broker	246,082
(Increase) in clearing deposit	(320)
(Increase) in Securities, at market	(222)
Decrease in Prepaid expenses	30,225
Decrease in Security deposits	41,281
Decrease in employee advances	18,000
(Increase) in other assets	3,300
(Decrease) in accounts payable and accrued expenses	(26,703)
(Decrease) in payroll and commissions payable	(161,600)
Net Cash Provided By Operating Activities	466,926
Cash Flows From Investing Activities:	
Net Cash Provided by Investing Activities	-
Cash Flows From Financing Activities:	
Member's distributions (net of contributions)	(541,300)
Net Cash (Used) by Financing Activities	(541,300)
Net (Decrease) In Cash	(74,374)
Cash at beginning of the year	80,321
Cash at end of the year	$ 5,947

See accompanying notes.

GRAYSON FINANCIAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2004

	Total Member's Equity
Balance, January 1, 2004	$ 318,181
Member's distributions (net of contributions)	(541,300)
Net Income	313,496
Balance, December 31, 2004	$ 90,377

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Grayson Financial, LLC (Company) was formed in the State of New York on January 26, 1998, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is wholly-owned by its Member Manager, Grayson Enterprises, LLC.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, agency transactions and investment banking.

The Company clears all of its transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (Penson), securities transactions of the Company are cleared through Penson, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by Penson.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

Revenues

Commissions realized on agency transactions are recorded on a trade date basis.

Income Taxes

The Company is a limited liability Company taxed as a partnership, and therefore, the accompanying financial statements do not include any provision for federal or New Jersey State income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term and investments (Certificates) with a maturity of three months or less to be cash equivalents.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. At December 31, 2004 the Company had net capital of $86,897, which was $36,897 in excess of the amount required. The Company's percentage of aggregate indebtedness to net capital was 189%.

4. LEASE

The Company entered into a lease for office space in 2002 which expires February 1, 2012, In March 2002, the Company agreed to lease additional space, at the same location.

The termination of the lease for additional space is concurrent with the termination of the original lease. Included in operations for 2004 is rent and utilities expense of approximately $160,295.

Future minimum lease commitments are as follows:

2005	127,575
2006	127,575
2007	127,575
2008 and thereafter	513,118
	$895,843

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities on an agency basis through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligation.

GRAYSON FINANCIAL, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:		
Total member's equity	$	90,377
Deductions and/or charges:		
Non-allowable assets:		
Furniture and fixtures, net of accumulated depreciation of $102,981		2,476
Other assets		921
Net capital before haircuts on securities positions		86,981
Haircuts on securities positions		84
Net Capital	$	86,897
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	164,081
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	10,939
Minimum dollar net capital required	$	50,000
Excess net capital	$	36,897
Excess net capital at 1,000%	$	70,489
Percentage of aggregate indebtedness to net capital is		189%

The above computation does differ from the December 31, 2004 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA. The difference are attributable as follows:

Net capital on Focus Form X-17A-5 Part IIA	$	102,597
Increase in accrued expenses at 12/31/04		(15,700)
Net capital per audit (above)	$	86,897

RAYMOND TSE, CPA, PC.
CERTIFIED PUBLIC ACCOUNTANTS
2526 CROPSEY AVENUE
BROOKLYN, NY 11214

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Grayson Financial, LLC

In planning and performing our audit of the financial statements and supplementary information of Grayson Financial, LLC (the "Company") for the year ended December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., (N.A.S.D.), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Raymond Tse, CPA, PC

Brooklyn, NY
February 26, 2005